UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HOLLY ENERGY PARTNERS LP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

435763107
(CUSIP Number)

12/31/2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 435763107
1.	Names of Reporting Persons: OppenheimerFunds, Inc. IRS Identification No: 13-2527171
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 6,547,306
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 6,547,306
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,547,306 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 10.43
12.	Type of Reporting Person (See Instructions): IA

CUSIP No.: 435763107
1.	Name of Reporting Persons: Oppenheimer SteelPath MLP Select 40 Fund IRS Identification No: 27-1423380
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 4,260,282
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 4,260,282
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,260,282
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
11.	Percent of Class Represented by Amount in Row (9): 6.79
12.	Type of Reporting Person (See Instructions): IV

Item:
1(a)	Name of Issuer: HOLLY ENERGY PARTNERS LP
1(b)	Address of Issuer's Principal Executive Offices: 2828 N. HARWOOD SUITE 1300 DALLAS TX 75201
2(a)	Name of Person Filing: (i) OppenheimerFunds, Inc. (ii) Oppenheimer SteelPath MLP Select 40 Fund
2(b)	Address of Principal Business Office or, if none, Residence: (i) 225 Liberty Street New York, NY 10281 (ii) 6803 S. Tucson Way Centennial, CO 80112-3924
2(c)	Citizenship: (i) Colorado (ii) Delaware
2(d)	Title of Class of Securities: COMMON STOCK
2(e)	CUSIP Number: 435763107
3	OppenheimerFunds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
Oppenheimer SteelPath MLP Select 40 Fund is an investment company registered under section 8 of the Investment Company Act of 1940.
4(a)	Amount beneficially owned: (i) 6,547,306 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934) (includes amount(s) reported in 4(b)(ii) below) (ii) 4,260,282
4(b)	Percent of class: (i) 10.43 (includes amount(s) reported in 4(b)(ii) below) (ii) 6.79
4(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
   (a) 0
   (b) 0
(ii) Shared power to vote or to direct the vote:
   (a) 6,547,306
   (b) 4,260,282
(iii) Sole power to dispose or to direct the disposition of:
   (a) 0
   (b) 0
(iv) Shared power to dispose or to direct the disposition of:
   (a) 6,547,306
(b) 4,260,282
5	Ownership of Five Percent or Less of a Class: [ ]
6	Ownership of More than Five Percent on Behalf of Another Person.: N/A
7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
8	Identification and Classification of Members of the Group: N/A
9	Notice of Dissolution of Group: N/A
10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/31/2017
Date

/s/ Mary Ann Picciotto
Signature

Mary Ann Picciotto, Sr. Vice President and Chief Compliance Officer
Name/Title

If you have questions please contact Judith Gottlieb at 212-323-4858 or by email at jgottlieb@ofiglobal.com